EXHIBIT 99.1

POET and Sanan IC Sign Definitive Agreement to Form Joint Venture Company

JV Aims to Disrupt the Data Center Transceiver Market with Superior Economics and Scale

TORONTO and XIAMEN, People's Republic of China, Oct. 22, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), and Xiamen Sanan Integrated Circuit Co. Ltd. (”Sanan IC”), a wholly owned subsidiary of Sanan Optoelectronics Co., Ltd. (Shanghai Stock Exchange, SSE: 600703) announced today that they have signed a definitive joint venture contract and have applied for the registration of Super Photonics Xiamen Co., Ltd. (“Super Photonics”) to offer a new generation of cost-effective, high-performance optical engines to transceiver module manufacturers, systems suppliers, data center operators and network providers globally.

POET and Sanan IC are forming Super Photonics with the signing today of the definitive joint venture agreements and the registration of the company in Xiamen, PRC. The venture has been capitalized with  a commitment of cash and manufacturing know-how from Sanan IC and intellectual property and design know-how from POET. Super Photonics will assemble, test, package and sell optical engines, a primary component of optical transceivers that transmit data between switches and servers in data centers and between data centers and metro areas.  Modular pluggable transceivers represent a major portion of the capital spending for equipment by companies such as Google, Alibaba, Facebook, Tencent and others engaged in building hyperscale data centers.

“Sanan IC is dedicating significant capital and management talent to this new joint venture,” said Raymond Cai, Chief Executive Officer of Sanan IC. “We strongly believe that by combining Sanan IC’s manufacturing capabilities and devices with POET’s advanced optical engine designs, Super Photonics will be able to offer highly attractive solutions to the data communications and telecommunications markets.”

“Super Photonics is both the culmination of a long path for POET and the beginning of a new phase in our growth and development as a company,” said Dr. Suresh Venkatesan, Chairman and Chief Executive Officer of POET Technologies, Inc. “We cannot overstate the importance of this moment and the depth of our commitment to making this joint venture a resounding success.”

Super Photonics intends to design, manufacture and sell products for a variety of applications, including optical engines for transceivers used in data centers and for the fiber-based segments of the 5G communications market, each among the highest growth segments of the data communications and telecommunications markets.

About Sanan IC
Xiamen Sanan Integrated Circuit Co., Ltd. (Sanan IC) is a leading compound semiconductor wafer foundry, serving the RF microelectronics, power electronics and optical markets worldwide. The company was founded in 2014 and is based in Xiamen City in the Fujian Province of China, operating as a subsidiary of Sanan Optoelectronics Co., Ltd. (Shanghai Stock Exchange: 600703). The company develops and provides GaAs, GaN, SiC, and InP foundry services with its state-of-the-art compound semiconductor fabrication facilities. Certified to the ISO9001 international quality standard, ISO14001 environmental management standard, and IATF 16949:2016 Automotive Quality Management System (QMS) standard, Sanan IC empowers the global community of RF, millimeter wave, filter, power electronics, and optical communications markets with its advanced process technology platform. Sanan IC is Dedicated to Driving Compound Semiconductor Innovation. For more information, visit www.sanan-ic.com.

Company Contact for Sanan IC:
Raymond Biagan
ray@sanan-ic.com

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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